Exhibit 99.1

Dominion Diamond’s Fiscal 2018 First Quarter Results to be Released Monday, June 12, 2017

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--May 15, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) will release its fiscal 2018 first quarter results for the period ended April 30, 2017, after market hours on Monday, June 12, 2017.

Beginning at 11:00AM (ET) on Tuesday, June 13, 2017, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's website at www.ddcorp.ca or by dialing 844-249-9383 within North America or 270-823-1531 from international locations and entering the conference ID 13700907.

An online archive of the broadcast will be available by accessing the Company's website at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 2:00PM (ET), Tuesday, June 27, 2017, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering the conference ID 13700907.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Investors:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media:
Gagnier Communications
Dan Gagnier, 646-569-5897